Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800

facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

July 2, 2019

Division of Corporation Finance

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tuscan Holdings Corp. II
Registration Statement on Form S-1
File June 19, 2019
File No. 333-232205

Ladies and Gentlemen:

On behalf of Tuscan Holdings Corp. II (the “Company”), we respond as follows to the Staff’s comment letter, dated June 26, 2019, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the original filing of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Form S-1 filed June 19, 2019

Description of Securities, page 75

1.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Securities and Exchange Commission

July 2, 2019

We have revised the disclosure in the Registration Statement and in the governing documents as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Stephen Vogel